June 26, 2013

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Clutterbug Move Management, Inc.
Form S-1 Registration Statement
Filed March 14, 2013
File: 333-187248

Ladies and Gentlemen:

By letter dated April 10, 2013 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Clutterbug Move Management, Inc. (the “Company”) with its comments to the registration statement on Form S-1 originally filed on March 14, 2013. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

1.
We note that you are registering for resale a significant number of shares held by non-affiliates. Due to the significant number of shares being registered and the fact that they were issued recently for nominal consideration, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling shareholders as underwriters.

Company Response: The securities covered by our registration statement are being registered on behalf of 30 unaffiliated selling stockholders and not on behalf of the Company.

Rule 415(a)(1)(i) states in relevant part as follows:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

Our resale registration statement covers 750,000 shares of our common stock currently held by thirty (30) selling stockholders. None of the selling stockholders is a subsidiary or parent company of the Company. We will not receive any of the proceeds of the offering by the selling stockholders. In addition, we have no arrangement, express or implied, with any of the selling stockholders for the purpose of selling any shares of common stock or with respect to the use of proceeds therefrom.

All of the selling stockholders (30 of 30) named in the registration statement, holding an aggregate of approximately 100% of the shares of common stock to be registered (750,000 of 750,000 shares), acquired such securities in connection with our private placement of common stock pursuant to Regulation D Rule 506 completed in August 2012 at an offering price of $0.01 (the “August 2012 Private Placement”).

The Company believes that the factors set forth in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules Telephone Interpretation No. D-29 are relevant to the transaction covered by the registration statement and weigh heavily in favor of our conclusion that the transaction to be registered should be deemed as a secondary offering rather than a primary offering.

The Staff noted in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules and Telephone Interpretation No. D-29 that if an “offering is deemed to be on behalf of the issuer, the Rule [415] will in some cases be unavailable” and “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. ” (emphasis added). We have examined each of the enumerated factors in Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules and Telephone Interpretations No. D-29 and believe that the facts demonstrate that the selling stockholders are engaged in secondary resales and are not, and were not, acting as underwriters. Each of these factors is discussed below.

(a) How long the selling shareholders have held the shares
We are registering 750,000 shares in our registration statement. Thirty (30) selling stockholders holding 750,000 out of 750,000 shares to be registered acquired their shares in connection with the August 2012 Private Placement transaction. All of the 750,000 shares were sold between February 2012 and August, 2012. These selling stockholders have held their shares for at least 7 months.  Each of these selling stockholders also represented and warranted to the Company that it acquired the securities for investment purposes and not with the intention of effecting a distribution thereof.

(b) Circumstances under which the selling shareholders received their shares
All the shares being registered for resale under the registration statement were issued in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D. As disclosed above, 750,000 out of 750,000 shares to be registered were acquired by 30 selling stockholders in connection with the August 2012 Private Placement transaction. Among them, all 30 are individual investors. All of the terms of the private placement transactions, including the purchase price, were established in arms’ length negotiations between parties. All private placement transactions have been completed and are not ongoing. The selling stockholders’ purchase price, if applicable, in each private placement transaction was fully committed, at market risk and irrevocably paid at closing. In addition, at the time the securities were issued to the selling stockholders, the selling stockholders could not, after they paid for and acquired the securities being registered, immediately sell those securities in the public markets. All of the securities outstanding to be registered bore restrictive legends prohibiting public sale absent registration or the availability of an exemption from the registration requirements of the Securities Act.

(c) The investor’s relationship with the issuer
None of the selling stockholders are, as of the date hereof or was, as of the date the initial registration statement was filed, “a subsidiary of the registrant or a person of which the registrant is a subsidiary.” None of them are currently officers or directors of the Company. In addition, 28 out of 30 of the investors in the August 2012 Private Placement did not have any prior relationship with us and prior to the private placement transaction did not own any stock of the Company. In addition, none of the selling stockholders who participated in the offering beneficially own more than 10% of our common stock.

(d) The amount of shares involved
As of the date hereof, we have 9,150,000 shares of common stock issued and outstanding. The selling stockholders seek to register 750,000 shares of common stock, or approximately 86% of the issued and outstanding shares held by non-affiliates.

The issue raised by the Staff is whether the offering described in the registration statement should be viewed as a secondary or primary offering due to the number of shares being registered. We do not believe that the percentage of our outstanding common stock that is being registered for resale under the registration statement should prevent us from relying on Rule 415(a)(1)(i). Instead, we believe that it is typical and reasonable for a Company, like us, with a recent private placement, to register an amount of shares exceeding 1/3 of its outstanding, non-affiliate shares. When we conducted the August 2012 Private Placement, we had one majority shareholder who owned 8,000,000 shares and there were two other shareholders who were non-affiliates.

(e) Whether the sellers are in the business of underwriting securities
All of the selling stockholders in the registration statement are individual investors. None of the selling stockholders are a registered broker-dealer or an affiliate of a broker-dealer. In addition, each of the selling stockholders have represented to us that they are not and have never been an underwriter or related person or a person associated with an underwriter or related person, including, without limitation, with respect to the proposed public resale of the shares covered under the registration statement. Each selling stockholder purchased or acquired the shares in the ordinary course of business and that at the time of the purchase or acquisition of the shares to be resold hereunder, it had no intention to participate in any capacity in the proposed public resale of such shares. Moreover, no issuance of shares covered by this registration statement was conditioned upon the prior effectiveness of a registration statement or otherwise the selling stockholder’s ability to resell the underlying shares.

(f) Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer
The selling stockholders are not acting as a conduit for the Company. As described above, all the shares being registered for resale under the registration statement were issued pursuant to valid and customary Regulation D, Rule 506 and Section 4(2) private placement transactions negotiated at arms’ length between parties. We believe none of the selling stockholders are affiliates of the Company.

In addition, each of the selling stockholders bears the full economic and market risk relating to its investment for the period prior to the date that the registration statement is ultimately declared effective and the shares sold thereunder (or under an applicable exemption from registration). Each of the selling stockholders has already purchased and fully paid for or otherwise given valuable consideration for the shares of common stock that the selling stockholders are proposing to resell. We will not receive any proceeds from sales of the securities by the selling stockholders and we have no agreement or arrangement with any of the selling stockholders regarding the use of any such proceeds. As a result, each of the selling stockholders has been subject to not only market risk, but also the risk that the registration statement would not be declared effective promptly, for a significant period of time.

Given the breadth of holdings of the selling stockholders, and the lack of affiliation of the selling stockholders with us, as well as the other factors described above, we respectfully submit that no selling stockholder is acting as a conduit of the Company. Instead, this registration is simply a secondary offering being registered as required by the controlling documents relating to the Company’s issuances of its common stock in various transactions.

2. Please provide your analysis of why the registrant is not a shell company as defined in Rule 405 of Regulation C. We note your disclosure regarding your status as a development stage company under Risk Factors on page 4, Management’s Discussion and Analysis on page 9 and in the Notes to Financial Statements on page F-7.

Company Response:  Rule 405 of Regulation C under the Securities Act of 1933 defines a “shell company” as a company that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (ii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company does not believe that it is a “shell company” as described under Rule 405 of Regulation C of the Securities Act of 1933, as amended. Specifically, the Company does not believe that it can be classified as a company having “no or nominal operations”.  Since inception, the Company’s management has devoted a significant amount of time to form the company, to develop its business plan, to research the senior move management industry, survey its geographical market, consult with third party moving and storage facilities, look for potential customers and perform its business operations for paying customers as disclosed in the registration statement with the Commission.  As evidenced by our audited financial statements, the Company has had consistent business operations with over $7,000 in revenue and over 15 engagements.

In 2011, the Company advanced its operations to become a registered general member of the National Association of Senior Move Managers (“NASMM”), which requires the following:

•	Directly provide four of five core services to customers;

o	Customized Floor Plans

o	Move Management/Move Oversight

o	Sorting Services

o	Setting Up New Residence

o	Disposal/Dispersal of Remaining Items

•	Take and pass NASMM's two Cornerstone Courses: 1) Safety and 2) Ethics & Accountability;

•	Provide proof of general business liability insurance;

•	Provide two (2) letters of recommendation from senior clients we have moved; and

•	Provide a copy of our marketing material or a link to a live website that highlights our senior move management services.

In addition, the following work has been done by the company in furtherance of its business operations demonstrating more than no or nominal operations:

•	Ongoing business operations in which we successfully performed over [15] engagements and generated over [$7,000] in revenue.
•
Certified as a general member with the National Association of Senior Move Managers to take advantage of its national referral network and compliance with ethical standards in the move management industry;

•	Expanded our business operations from North New Jersey to serve paying customers in New York City; and
•	Purchase liability insurance for protection when performing its services.

Furthermore, in Securities Act Release No. 8869, 92 SEC Docket 110, titled Revisions to Rules 144 and 1451, several commenters to the release were concerned that the definition of a shell company, as defined in the beginning of this response, would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release (although they are addressing it in the context of Rule 144) by saying, in applicable part: Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

The Company agrees with the Commission’s interpretation of the definition of a shell company as described above. We are a startup company in its development stage with a limited operating history. However, we are performing our services for customer’s, generating revenue, and continuing to find ways to improve our business operations to generate value for our shareholders. We seek to become a reporting company to potentially take advantage of the capital markets and provide the possibility of liquidity to our shareholders. As such, when applied to the Commission’s interpretation we should not be deemed a shell company because we have more than “no or nominal operations”.

3.
Disclose whether the company, the officer and director, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Company Response: We have disclosed in this section that the Company, the officer and director, and any company promoters or their affiliates do not intend for the Company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. We have also disclosed that we do not believe that the Company is a blank check company because we are running and operating our senior move management business and have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person unless we believe it will enhance, improve or grow our business operations.

4.	Disclose why the company is becoming a reporting company at this time in light of the following:

•	The company was only recently incorporated and has minimal business operations;
•
The company has limited revenues from operations, incurred a net loss of 2012 fiscal year and posts an overall net loss since date of inception, December 2010, and its operations will not likely be sufficient to pay for the costs of being a reporting company;

•	The nominal proceeds from the sale of the shares being registered for resale are insufficient to pay for the costs of being a reporting company;
•	The nominal proceeds from the sale of the shares being registered for resale are insufficient to pay for the costs of the registration of those shares;
•	The company’s success depends on its sole officer and director, but the individual:
o	Has disclosed no experience in managing a public company that is a reporting company with the Securities and Exchange Commission;
o	Has no meaningful accounting or financial reporting education or experience;
o	Has devoted only part-time status to the company to date; and
o	Has no professional relationships in your target markets
•
The company’s common stock has no market and may or may not become quoted on the over-the-counter market which will limit the selling shareholders’ ability to sell their shares and will also limit the company’s ability to raise funds through equity financings or to use its shares as consideration (as disclosed on page 6);

•	The company’s common stock will likely be a penny stock (as disclosed on page 6).

Company Response: We have disclosed in this section why the Company is becoming a reporting company at this time and specifically addressed each bullet point of this comment.

5.
We note inconsistent disclosure with respect to your election under Section 107(b) of the Jumpstart Our Business Startups Act (“Jobs Act”) on pages 1 and 5. Since you qualify as an “emerging growth company“ as defined in the JOBS Act, please state your election under Section 107(b).

•
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Company Response: We have revised our disclosure in this section for consistency by electing to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b). We have included a statement in this section that this election is irrevocable.

________________________________________________
1 n.172 (Dec. 6, 2007)

6.
Please revise your disclosure here and throughout the prospectus to reflect your current operations and stage of development. Delineate what is merely aspirational and explain the time line and cost for attaining your business goals. For example, you refer to “our team” and then disclose a list of services. Clarify that the company consists of one individual and explain what services you have actually provided to date.

Company Response: We have revised our disclosure in this section and throughout the prospectus to reflect the current operations and stage of development of the Company. We have delineated what is merely aspirational, explained the time line and cost for attaining our business goals, clarified throughout that the Company consists of one individual and explained the services we have actually provided to date.

Risk Factors, page 3

General

7.
Please tailor your risk factor disclosure to discuss the material risks related to the company’s specific business and stage of development. For example, discuss significant factors that affect the company’s personalized moving assistance and organization support services for its clients and the resulting risks to the company and investors. As another example, identify and explain the risks associated with establishing and maintaining your target market and the impact on the company if it is unable to do so. Furthermore, since the company’s sole employee is the executive officer and director, please discuss the risks associated with the lack of personnel to perform the company’s services, supervise the business operations, and manage client services.

Company Response: We have tailored our risk factor section throughout to discuss each aspect of this comment.

8.
Please revise your risk disclosure on page 3 and 4 regarding management’s lack of experience to discuss management’s lack of experience in managing a public company that is a reporting company with the Securities and Exchange Commission, subject to U.S. securities law, and preparing financial statements according to U.S. GAAP. Moreover, please disclose if management lacks meaningful accounting or financial reporting education or experience.

Company Response: We have revised our risk disclosure on page 3 and 4 to discuss management’s lack of experience in managing a public company that is a reporting company with the SEC, subject to U.S. securities law, and preparing financial statements according to U.S. GAAP. We have also disclosed that management lacks meaningful accounting or financial reporting education or experience.

We are dependent upon key personnel for the foreseeable future, page 4

9.	Please revise this risk factor to identify your key executive, Victoria Young, is the company’s sole employee, is currently employed elsewhere and may work up to 30 hours per week for the company.

Company Response: We have revised this risk factor to identify our key executive, Victoria Young, as the company’s sole employee that is currently employed elsewhere and may work up to 30 hours per week for the Company.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies…page 4

10.	Quantify the anticipated increase in expense that will result from becoming a reporting company. In addition, explain how becoming a reporting company will affect officer compensation.

Company Response: We have revised our disclosure here to anticipate the increase in expense that will result from becoming a reporting company. We have also explained how becoming a reporting company will affect the compensation of our sole officer and director.

Our common stock is considered a penny stock…page 6

11.	Please revise to include reference to the “penny stock” term definition in Section 3(a)(51) of the Securities Exchange Act of 1934.

Company Response: We have revised to include reference to the “penny stock” term definition in Section 3(a)(51) of the Securities Exchange Act of 1934.

Determination of Offering Price, page 7

12.
Please remove any reference to “listing” on the over-the-counter bulletin board here and elsewhere in the prospectus (e.g. Plan of Distribution, page 22). The OTCBB is not an issuer listing service, market or exchange, and there is no business relationship between the OTCBB and the issuer. Disclose that it is a market maker who may apply to quote your shares. Explain how the company’s stock would become eligible and remain eligible by a market maker.

Company Response: We have removed all references to “listing” in this section and elsewhere in the prospectus. We have disclosed that it is a market maker who may apply to quote our shares. We have revised our disclosure to explain how the company’s stock would become eligible and remain eligible by a market maker.

Management’s Discussion and Analysis of Financial Conditions and Plan of Operations, page 9

Plan of Operation

13.
We note you principally focus services to the elderly seeking a transition to a new location throughout your local network. Please discuss what you mean by “local network” and explain the extent of the company’s market. Disclose where you have already provided services. Also, describe the scope of the communities where the company plans to extend services.   For example, these communities may be local, only New Jersey or New York or some combination thereof, regional or national.

Company Response: We have revised our disclosure to discuss our “local network” and the extent of the Company’s market. We have also revised to disclose where we have already provided services and the scope of the communities where the company plans to extend services.

14.
Please revise to explain how you plan to generate revenue by entering into strategic agreements with industry participants and service providers in your region. For your operations, disclose the associated costs, benefits and effects of a strategic agreement. Also, identify industry participants and service providers and describe your region of operation.

Company Response: We have revised our disclosure to explain how we plan to generate revenue by entering into strategic agreements with industry participants and service providers in our region. We have also disclosed the associated costs, benefits and effects of a strategic agreement and identified industry participants and service providers. We have revised our disclosure to describe our region of operation.

15.
Please disclose your plans for meeting your operating costs for 12 months from November 30, 2012, as well as those to be incurred in the offering. We note that you disclose that the proceeds from a private placement of $7,500 completed during the year ended November 30, 2012 will be used to pay operating and business development expenses, pay other expenses and marketing of your moving services, and for general working capital, but these funds do not appear sufficient to meet those requirements as well as the $15,000 estimated costs of this offering and the $25,000 annual salary of your President.

Company Response: We have revised our disclosure to provide the plans for meeting our operating costs for 12 months from November 30, 2012 as well as those incurred in the offering. Please see the description of verbal agreement between the Company and our sole officer and director filed as an exhibit to the amended registration statement.

Going Concern, page 9

16.	Please describe the current steps to obtain additional funding to assist the company to continue as a going concern.

Company Response: We have revised our disclosure to provide the current steps the Company is taking to obtain additional funding to assist the Company to continue as a going concern.

Results of Operations, page 10

Revenue

17.	Please explain what services were provided and how many clients or engagements are responsible for the revenues generated in each period.

Company Response: We have revised our disclosure to state what services we have provided and how many clients or engagements are responsible for the revenues generated in each period
18.
We note the company plans to generate revenue primarily by performing business operations in your local area. Please describe this market and any known trends or uncertainties that have had or that the company reasonably expects will have a material favorable or unfavorable impact on net sales, revenues, or income from continuing operations.

Company Response: We have revised this section to describe our market and any known trends or uncertainties that have had or that the Company reasonably expects will have a material favorable or unfavorable impact on our net sales, revenues or income from continuing operations.

Operating Expenses, page 10

19.
We note that your marketing efforts will impact your future results of operations and the reduction in such efforts in 2012 resulted in a significant decrease in revenues. Please separately disclose the amount of your marketing expenses. In addition, discuss why you reduced your marketing efforts in 2012 and whether you expect this trend to continue or change and the reasons why.

Company Response: We have revised this section to disclose the amount of our marketing expenses and why our marketing efforts were reduced in 2012. We have also discussed in this section whether we expect this trend to continue or change and the reasons why.

Liquidity and Capital Resources, page 11

20.
Revise to describe the company’s material commitments and anticipated source of funds to fulfill such commitments. Moreover, considering your available cash relative to accrued expenses, financial commitments, and lack of an established credit line, please quantify the amount of financing needed to fund continuing operations. Refer to Item 303(a)(2) of Regulation S-K.

Company Response: We have revised our  disclosure to describe the Company’s material commitments and anticipated source of funds to fulfill such commitments. We have also quantified the amount of financing needed to fund continuing operations in accordance with Item 303(a)(2) of Regulation S-K.

Critical Accounting Policies and Estimates, page 11

Revenue Recognition, page 12

21.	Please delete the last sentence. It appears your disclosure is for an unrelated industry.

Company Response: We have deleted the last sentence of this section.

Our Business, page 13

22.
Please revise to clarify and specifically articulate which services and in which markets you plan to engage business operations. For example, we note you describe the focus of the company as helping the elderly transition to a new living space by providing personalized moving assistance and support. However we also note, you provide physical and emotional assistance needed to make living transitions and relocations by including a list of services designed to facilitate a client’s move. Revise to distinguish between services for which the company charges clients and services which are incidental and in support of operations. This discussion should resolve the ambiguity between disclosure under Overview and Operation.

Company Response: We have revised our disclosure in this section to articulate which services and in which markets we plan to engage our business operations. We have also revised our disclosure to distinguish between services for which the Company charges clients and services which are incidental and in support of operations.

23.	Please provide more detailed disclosure about your current and planned business operations, such as the following:

•	Discuss how the company has and will conduct moving assistance and operations, for example:
o	Who performs the different services;
o	How the company has and will perform moving, packing and unpacking, and delivery operations;
o	How the company actually performs the transition from a prior residence to a new residence, storage or other location;
o	If applicable, whether the company must acquire and furnish waivers or releases, to move a client’s personal belongings to a new residence, storage or other location;
o	Potential liability or insurance implications for handling, transporting, and delivering a client’s belongings;
o	Responsibility to perform background checks in the event it must hire movers

•
Discuss how the company will distribute its services. For example, explain who the company designates or hires from outside to perform business operations – drafting a client plan, sorting possessions, organizing sales, packing and unpacking possessions, transferring to storage, delivering to new residence.

Company Response: We have revised our disclosure to address each bullet point of this comment.

Facilities, page 14

24.
We note you maintain a principal executive office at a location where you do not have a lease agreement and you are permitted to use the property at no cost. Please briefly explain the arrangement that permits the company to use this location. Please refer to Item 102 of Regulation S-K.

Company Response: We have briefly explained the arrangement that permits the Company to use its principal executive office with no lease agreement and at no cost to the Company.

Competition

25.
Your disclosure indicates you compete with other moving services for sales. Please supplement your disclosure to discuss competitors operating in the transitional moving industry in your particular markets and your relative competitive position. For guidance, refer to Item 101(h)(4)(iv) of Regulation S-K.

Company Response: We have supplemented our disclosure to discuss the competitors operating in the transitional moving industry in our particular markets and our relevant competitive position in accordance with Item 101(h)(4)(iv) of Regulation S-K.

Regulations

26.
Please revise to disclose or explain the need for any government approval or licensing requirements to conduct your business, specifically moving operations. For guidance, refer to item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Company Response: We have revised our disclosure in this section of the amended registration statement.

Management, page 15

27.
Revise this section to provide all of the information required by Item 401 of Regulation S-K. Among other material information, please disclose the term of office, the names of relevant employers over the past five years and specific qualifications, experiences, attributes, skills, or other professional competency that led to the determination that the individual should serve as a director. Notably, refer to Item 401(a), 401(b), and 401(e) of Regulation S-K.

Company Response: We have revised this section by providing all of the information required by Item 401 of Regulation S-K. We have also revised this section to provide the specific information suggested in this comment.

Employment Agreements, page 17

28.
We note Ms. Young’s employment agreement, filed as Exhibit 10.1, discloses a minimum base salary per annum of $15,000 under Section 2.1; however, you disclose in Note 5 to the financial statements that she is to be paid $25,000 per annum. Please reconcile this discrepancy in the disclosure. Also disclose in a footnote to the Summary Compensation Table on page 16 that the amount shown in the Salary column is the amount of salary accrued but not paid and explain how the amount was determined.

Company Response: We have amended and restated Ms. Young’s employment agreement to reconcile her minimum base salary under Section 2.1 to be consistent with Note 5 of the financial statements.  We have also disclosed in a footnote to the Summary Compensation Table that the amount shown in the Salary column is the amount of salary accrued but not paid and how this amount was determined.

Financial Statements, page 24

Auditor’s Opinion, page F-2

29.
The last paragraph references the Company has not yet received revenue from the sale of its products or services as part of the explanation in the going concern explanatory paragraph which is not correct. We note the Company has recognized revenue from services of approximately $9,000 since inception. Please revise or advise

Company Response: The auditor’s opinion has been revised to reflect that the Company has received revenue from the sale of its services in accordance with this comment.

Note 4, Stockholder’s Equity, page F-12

30.
The Company issued the shares to the Company's founder stock and valued them at par value $.001. At the time of the issuance there were no other issuances or sales of common stock. The shares issued to our founder were for services rendered between December 1, 2011 and February 1, 2012. As a result, we believe it was appropriate to value them at par value $.001. The issuances at $.0024 came at a later stage in our development, even though issued on the same date.

Company Response:

Recent Sales of Unregistered Securities, page 27

31.	We note that you issued 400,000 shares to two consultants in February 2012 for services rendered. Please disclose the nature and value of the services provided by each of the consultants.

Company Response: We have revised our disclosure to discuss the nature and value of the services provided by each of our consultants.

32.
Please revise to correct or explain the inconsistency between the disclosure on page 27 that you sold 750,000 shares to 30 accredited investors from February to August 2012 and the disclosure in Section 14 of the Form D filed on March 13, 2013 that you sold shares to 30 non-accredited investors.

Company Response: We have revised the disclosure in this section for consistency with our Form D filing on March 13, 2013.

Exhibit 5.1-Opinion of Naccarato & Associates

33.
Please have counsel revise its opinion to opine on the legality of the shares being registered for resale by the selling shareholders. Counsel’s opinion currently addresses an offering of shares by the company rather than by the selling shareholders. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19 (CF), available on our website at http://www.sec.gov/interps/legal.shtml .

Company Response: Counsel has revised its opinion to opine on the legality of the shares being registered for resale by the selling shareholders.

34.
Please have counsel revise its opinion to remove any language that suggests that counsel does not have the requisite expertise to opine on the legality of the shares under Nevada law. Refer to Section II.B.3.b. of Staff Legal Bulletin No. 19 (CF).

Company Response: Counsel has revised its opinion to remove any language that suggests that counsel does not have the requisite expertise to opine on the legality of the shares under Nevada law.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned.

Thank you very much for your assistance in this matter.

Very truly yours,

CLUTTERBUG MOVE MANAGEMENT, INC.

By: /s/ VICTORIA YOUNG

Victoria Young
Chief Executive Officer